SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.    )

Central Federal Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15346Q103
(CUSIP Number)

MacNealy Hoover Investment Management Inc.
Harry C.C. MacNealy
200 Market Ave. North, Suite 200
Canton, Ohio 44702
330-454-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

______________________________

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 15346Q103	Page 2 of 9 Pages

1	name of reporting person i.r.s. identification no. of above person (entities only) MacNealy Hoover Investment Management Inc.
2	check the appropriate box if a member of a group* (see instructions)		(a) ☒ (b) ☐
3	sec use only
4	source of funds (see instructions) OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization Ohio
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 366,701
	9	sole dispositive power 0
	10	shared dispositive power 366,701
11	aggregate amount beneficially owned by each reporting person 366,701
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)		☐
13	percent of class represented by amount in row 11 8.9%
14	type of reporting person (see instructions) IA

CUSIP No. 15346Q103	Page 3 of 9 Pages

1	name of reporting person i.r.s. identification no. of above person (entities only) Harry C.C. MacNealy
2	check the appropriate box if a member of a group* (see instructions)		(a) ☒ (b) ☐
3	sec use only
4	source of funds (see instructions) PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 366,701(1)
	9	sole dispositive power 0
	10	shared dispositive power 366,701(1)
11	aggregate amount beneficially owned by each reporting person 366,701(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)		☐
13	percent of class represented by amount in row 11 8.9%
14	type of reporting person (see instructions) IN

(1) 366,701 shares held by MacNealy Hoover Investment Management Inc., a registered investment advisor of which Mr. MacNealy is Chief Executive Officer and Chief Compliance Officer, of which 35,000 shares are beneficially owned by Mr. MacNealy in his retirement account and 20,000 shares are beneficially owned by Mr. MacNealey in his trust.  Mr. MacNealy disclaims beneficial ownership of the 311,701 shares held by MacNealy Hoover not in his retirement account or trust.

CUSIP No. 15346Q103	Page 4 of 9 Pages

1	name of reporting person i.r.s. identification no. of above person (entities only) Charles H. Hoover
2	check the appropriate box if a member of a group* (see instructions)		(a) ☒ (b) ☐
3	sec use only
4	source of funds (see instructions) PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization United States of America
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 366,701(1)
	9	sole dispositive power 0
	10	shared dispositive power 366,701(1)
11	aggregate amount beneficially owned by each reporting person 366,701(1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)		☐
13	percent of class represented by amount in row 11 8.9%
14	type of reporting person (see instructions) IN

(1) 366,701 are shares held by MacNealy Hoover Investment Management Inc., a registered investment advisor of which Mr. Hoover is President, of which 4,000 shares are beneficially owned by Mr. Hoover in his retirement account.  Mr. Hoover disclaims beneficial ownership of the 362,701 shares held by MacNealy Hoover not in his retirement account.

CUSIP No. 15346Q103	Page 5 of 9 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this 13D relates is the common stock, without par value (the “Shares”), of Central Federal Corporation (the “Issuer”), which is traded on NASDAQ under the stock symbol CFBK. The Issuer was organized as a Delaware corporation in September 1998 in connection with the conversion of CFBank from a mutual to stock organization. The principal executive offices of the Issuer are located at 2923 Smith Road, Fairlawn, Ohio 44333.

Item 2.	Identity and Background.

(a)         This Schedule 13 D is filed jointly by each of the following persons under Rule 13d-1(k)(1) adopted by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934:

1. MacNealy Hoover Investment Management Inc. an Ohio corporation (“MacNealy Hoover”);

2. Mr. Harry C.C. MacNealy, Chief Executive Officer and Chief Compliance Officer of MacNealy Hoover; and

3. Mr. Charles H. Hoover, President of MacNealy Hoover.

MacNealy Hoover, Mr. MacNealy, and Mr. Hoover are referred to collectively hereafter as the Filing Persons.

(b)         The business address of each of the Filing Persons is 200 Market Ave. North, Suite 200, Canton, Ohio 44702.

(c)         MacNealy Hoover is a registered investment advisor providing investment management services to individuals, pension and profit-sharing plans, trusts, estates, charitable organizations and other business entities. Mr. MacNealy is Chief Executive Officer and Chief Compliance Officer and Mr. Hoover is President of MacNealy Hoover. Mr. MacNealy and Mr. Hoover are the sole executive officers, directors, and controlling shareholders of MacNealy Hoover. Each of the Filing Persons conducts its business from 200 Market Ave. North, Suite 200, Canton, Ohio 44702.

(d)         Negative with respect to the Filings Persons.

(e)         Negative with respect to the Filing Persons.

(f)         MacNealy Hoover is a corporation organized under Ohio law. Mr. MacNealy and Mr. Hoover are citizens of the United States of America.

CUSIP No. 15346Q103	Page 6 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

For the accounts of clients other than Mr. MacNealy and Mr. Hoover, the source of funds for the Shares for which MacNealy Hoover has management responsibility is client funds managed by MacNealy Hoover. Mr. MacNealy and Mr. Hoover purchased Shares held in their retirements accounts and Mr. MacNealy’s trust with personal funds.

Item 4.	Purpose of Transaction.

The Filing Persons have elected to convert their Schedule 13G Amendment No. 1 with respect to the Issuer to a Schedule 13D. The Filing Persons originally purchased the Shares believing the Shares were significantly undervalued and represented an attractive investment opportunity. Since the Filing Persons’ original Schedule 13G filed on August 13, 2009, the Issuer has reported a significant deterioration in asset quality ($3.5 million pre-tax charge or $0.85 per share), a $7.6 million decline in shareholders’ equity, and a net year to date loss of $1.95 per share. Additionally, the share price of the Issuer’s stock has declined 54% since August 13, 2009.

MacNealy Hoover intends to engage in discussions with the board of directors of the Issuer, as well as other stockholders, about strategic ways to enhance stockholder value. The alternatives may include a merger or outright sale of the institution. The Filing Persons are prepared to take steps to ensure the board is acting in the best interest of the stockholders. MacNealy Hoover reserves the right to communicate with the Issuer’s stockholders, directly or through stockholder proposals, and to communicate directly with potential acquirers of the Issuer, or take other actions deemed to be in the best interests of its client stockholders.

Other than as disclosed in this Item 4, and pursuant to the instructions for items (a) through (j) of Item 4 of Schedule 13D, none of the Filing Persons currently has plans or proposals that relate to or would result in any of the following:

(1)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(2)         the sale or transfer of a material amount of assets of the Issuer;

(3)         a change in the present board of directors or management of the Issuer;

(4)         a material change in the present capitalization or dividend policy of the Issuer;

(5)         a material change in the business or corporate structure of the Issuer;

(6)         a change to the certificate of incorporation, or bylaws, of the Issuer, or an impediment to the acquisition of control of the Issuer by any person;

(7)         the delisting from NASDAQ of the Shares;

(8)         a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

CUSIP No. 15346Q103	Page 7 of 9 Pages

(9)         any action similar to any of those enumerated in (1) through (8) above.

The Filing Persons reserve the right to modify their plans and proposals described in this Item 4 and to acquire additional Shares or dispose of Shares from time to time depending on market conditions.  Further, subject to applicable laws and regulations, the Filing Persons may formulate plans and proposals that may result in the occurrence of an event set forth in (1) through (9) above or in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)         Based upon the Issuer’s 10-Q filed on November 16, 2009, as of October 31, 2009 there were 4,100,337 Shares issued and outstanding.

MacNealy Hoover beneficially owns 366,701 Shares, or 8.9% of the outstanding Shares.   Of the 366,701 Shares held by MacNealy Hoover, Mr. MacNealy beneficially owns 35,000 Shares in his retirement account and 20,000 Shares in his Trust.  Mr. MacNealy may also be deemed to beneficially own 311,701 other Shares held by MacNealy Hoover.  Mr. MacNealy disclaims beneficial ownership of the 311,701 Shares held by MacNealy Hoover that he does not own through his retirement account and trust.  Of the 366,701 Shares held by MacNealy Hoover, Mr. Hoover beneficially owns 4,000 Shares in his retirement account.  Mr. Hoover may also be deemed to beneficially own 362,701 other Shares held by MacNealy Hoover.  Mr. Hoover disclaims beneficial ownership of the 362,701 Shares held by MacNealy Hoover that he does not own through his retirement account.

(b)         The Filing Persons have both shared voting and dispositive powers for the Shares owned by MacNealy Hoover, including the Shares owned by Mr. MacNealy and Mr. Hoover in their retirement accounts and Mr. MacNealy’s trust.  Voting and dispositive power is shared with clients whose accounts are managed by MacNealy Hoover.  Clients retain all rights of ownership in assets maintained in managed accounts.  Ownership of the Issuer’s Shares reported herein is distributed among more than 50 client relationships, every one of which accounts for less than 5% of the Issuer’s outstanding Shares.

(c)         MacNealy Hoover has effected the following transactions since its last 13G filing:

11/19/2009 Buy 10,500 Shares at $1.593 per share
11/24/2009 Buy 2,700 Shares at $1.490 per share
12/07/2009 Buy 2,972 Shares $1.283 per share

(d)        The clients of MacNealy Hoover own of record or in street name the Shares reported herein, and as such they have the sole right to dividends paid on and proceeds from the sale of the Issuer’s Shares. None of MacNealy Hoover’s clients individually own more than 5% of the Shares.

(e)         Not applicable.

CUSIP No. 15346Q103	Page 8 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships among the Filing Persons or between the Filing Persons, and any other person, including but not limited to any client of MacNealy Hoover concerning the Shares. As an investment advisor, MacNealy Hoover manages client accounts in accordance with the terms of the investment management agreements with its clients and the general investment objectives communicated by clients. Under the terms of its management agreements, MacNealy Hoover is entitled to receive fees for its investment management services, including fees calculated as a percentage of assets under management.

Item 7.	Material to be Filed as Exhibits.

7.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 17, 2009

MacNealy Hoover Investment Management Inc.

/s/ Harry C.C. MacNealy
By: Harry C.C. MacNealy, CEO and CCO

/s/ Harry C.C. MacNealy
Harry C.C. MacNealy, Individually

/s/ Charles H. Hoover
Charles H. Hoover, Individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Joint Filing Agreement